UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 WASHINGTON, D.C. 20549

SCHEDULE 13D

 Under the Securities Exchange Act of 1934

 (Amendment No. 7)*

Ternium S.A.

(Name of Issuer)

Ordinary Shares, $1.00 par value per share

(Title of Class of Securities)

880890108

(CUSIP Number)

Fernando J. Mantilla, 26, Boulevard Royal, Ground Floor, L-2449 Luxembourg, Grand-Duchy of Luxembourg

 Telephone: +352 27209600

 (Name, Address and Telephone number of Person Authorized to

 Receive Notices and Communications)

December 13th, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 880890108

1.	NAMES OF REPORTING PERSONS

ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

THE NETHERLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 1,513,416,166
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 1,513,416,166

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,513,416,166.00

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 75.5%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): HC

CUSIP NO. 880890108

1.	NAMES OF REPORTING PERSONS

SAN FAUSTIN S.A.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

GRAND DUCHY OF LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 1,513,416,166
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 1,513,416,166

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,513,416,166

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 75.5%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP NO. 880890108

1.	NAMES OF REPORTING PERSONS

TECHINT HOLDINGS S.À R.L.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

GRAND DUCHY OF LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 1,243,433,012
	8.	SHARED VOTING POWER: 269,983,154
	9.	SOLE DISPOSITIVE POWER: 1,243,433,012
	10.	SHARED DISPOSITIVE POWER: 269,983,154

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,513,416,166

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 75.5%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP NO. 880890108

1.	NAMES OF REPORTING PERSONS

TENARIS S.A.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

GRAND DUCHY OF LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 1,513,416,166
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 1,513,416,166

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,513,416,166

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 75.5%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP NO. 880890108

1.	NAMES OF REPORTING PERSONS

TENARIS INVESTMENTS S.À R.L.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

GRAND DUCHY OF LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 229,713,194
	8.	SHARED VOTING POWER: 1,283,702,972
	9.	SOLE DISPOSITIVE POWER: 229,713,194
	10.	SHARED DISPOSITIVE POWER: 1,283,702,972

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,513,416,166

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 75.5%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP NO. 880890108

1.	NAMES OF REPORTING PERSONS

TECHINT FINANCIAL SERVICES S.L. (Unipersonal)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

SPAIN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 1,513,416,166
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 1,513,416,166

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,513,416,166

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 75.5%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP NO. 880890108

1.	NAMES OF REPORTING PERSONS

INVERBAN INVESTMENTS S.L. (Unipersonal)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

SPAIN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 40,269,960
	8.	SHARED VOTING POWER: 1,473,146,206
	9.	SOLE DISPOSITIVE POWER: 40,269,960
	10.	SHARED DISPOSITIVE POWER: 1,473,146,206

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,513,416,166

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 75.5%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

This Amendment No. 7 amends and supplements the Schedule 13D originally filed on February 11th, 2011 (this “Amendment No. 7”), as further amended by Amendments No. 1, No. 2, No. 3, No. 4, No. 5 and No. 6, on behalf of RP STAK, SAN FAUSTIN, TECHINT HOLDINGS, TENARIS, TENARIS INVESTMENTS, TEFIN and INVERBAN (as defined thereunder), relating to the Ordinary Shares par value $1 per share issued by Ternium S.A. (the “Ordinary Shares”).

No changes occurred except on the following Items:

Item 2. Identity and Background

This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) (collectively, the “Reporting Persons”).

(a)	ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN (“RP STAK”)

“De Rotterdam” 41st floor, Wilhelminakade 173 – 3072 AP Rotterdam, The Netherlands.

RP STAK is a private foundation (stichting) organized under the laws of The Netherlands. No person or group of persons controls RP STAK.

(b)	SAN FAUSTIN S.A. (“SAN FAUSTIN”)

26, Boulevard Royal, Ground Floor, L-2449, Luxembourg.

SAN FAUSTIN is a société anonyme (public limited liability company) organized under the laws of the Grand-Duchy of Luxembourg. RP STAK continues to control SAN FAUSTIN (i.e. it continues to have the ability to influence matters affecting, or submitted to a vote of the shareholders of SAN FAUSTIN, including the election of directors and the approval of certain corporate transactions and other matters concerning SAN FAUSTIN’s policies).

(c)	TECHINT HOLDINGS S.À R.L. (“TECHINT HOLDINGS”)

26, Boulevard Royal, Ground Floor, L-2449, Luxembourg

TECHINT HOLDINGS is a société à responsabilité limitée (private limited liability company) organized under the laws of the Grand-Duchy of Luxembourg. All of the shares of TECHINT HOLDINGS are held by SAN FAUSTIN.

(d)	TENARIS S.A. (“TENARIS”)

26, Boulevard Royal, 4th Floor, L-2449, Luxembourg

TENARIS is a société anonyme (public limited liability company) organized under the laws of the Grand-Duchy of Luxembourg. Approximately 60.4% of the shares of TENARIS are held by TECHINT HOLDINGS.

(e)	TENARIS INVESTMENTS S.À R.L. (“TENARIS INVESTMENTS”)

26, Boulevard Royal, 4th Floor, L-2449, Luxembourg

TENARIS INVESTMENTS S.À R.L. is a société à responsabilité limitée (private limited liability company) organized under the laws of the Grand-Duchy of Luxembourg. All of the shares of TENARIS INVESTMENTS are held by TENARIS.

(f)	TECHINT FINANCIAL SERVICES S.L. (Unipersonal) (“TEFIN”)

23 Recoletos St., 3rd floor, Madrid 28001, Spain

TEFIN is a public limited liability company, organized under the laws of Spain. All of the shares of TEFIN are held by TECHINT HOLDINGS.

(h)	INVERBAN INVESTMENTS S.L. (Unipersonal) (“INVERBAN”)

23 Recoletos St., 3rd floor, Madrid 28001, Spain

Uruguayan Branch: Luis A. de Herrera 1248, Tower III, Office 157, WTC, Montevideo (11300), Uruguay.

INVERBAN is a limited liability company organized under the laws of Spain who may act though its branch registered in Montevideo, Republic of Uruguay. All of the shares of INVERBAN are held by TEFIN.

The name, residence or business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each voting committee member, executive officer, director or legal representative, as applicable, of each Reporting Person are set forth in Schedule I and is incorporated into this Item 2 by reference.

During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, none of the persons listed on Schedule I has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person.

Item 3. Source and Amount of Funds or Other Consideration

INVERBAN acquired during the months of November and December 2021, in several transactions in the open market, 2,015,380 ADRs of the Issuer in the aggregate, corresponding to 20,153,800 Ordinary Shares of the Issuer, for an average price of USD 40.2754 per ADR, which makes an aggregate amount of USD 81,170,295.23.

INVERBAN promptly surrendered the ADRs so acquired to the ADR depositary and withdrew the underlying Ordinary Shares. INVERBAN funded the purchase of the ADRs using cash on hand.

Item 4. Purpose of Transaction

INVERBAN acquired the ADRs of the Issuer disclosed herein based on the belief that the ADRs, when acquired, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of ADRs of the Issuer at prices that would make the purchase of such securities desirable, the Reporting Persons may endeavor from time to time to increase their position in the Issuer through, among other things, the purchase of ADRs of the Issuer in the open market, in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Except as otherwise described in this item 4, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the actions listed in subparagraphs (a) through (j) of item 4 of Schedule13D.

Item 5. Interest in Securities of the Issuer

(a) (b)	RP STAK. See items (7) through (11) and (13) on page 2

SAN FAUSTIN. See items (7) through (11) and (13) on page 3

TECHINT HOLDINGS. See items (7) through (11) and (13) on page 4

TENARIS. See items (7) through (11) and (13) on page 5

TENARIS INVESTMENTS. See items (7) through (11) and (13) on page 6

TEFIN. See items (7) through (11) and (13) on page 7

INVERBAN. See items (7) through (11) and (13) on page 8

Information on Item (13) of each Reporting Person is based on the issued Ordinary Shares of the Issuer.

(c) Except as described in Item 3 of this Amendment No. 7 of Schedule 13D of Ternium S.A. and in Item 3 of Amendment No. 6, dated November 23rd, 2021, there have been no transactions in Ordinary Shares effected by the Reporting Persons or, to the best of the Reporting Person’s knowledge, any person or entity identified on Schedule I hereto, during the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description
A	Power of Attorney of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN dated June 23rd, 2020.*
B	Power of Attorney of SAN FAUSTIN S.A. dated June 22nd, 2020.*
C	Power of Attorney of TECHINT HOLDINGS S.à r.l. dated June 22nd, 2020.*
D	Power of Attorney of TENARIS S.A. dated June 22nd, 2020.*
E	Power of Attorney of TENARIS INVESTMENTS S.À R.L. dated June 22nd, 2020.*
F	Power of Attorney of TECHINT FINANCIAL SERVICES S.L. (Unipersonal) dated June 22nd, 2020.*
G	Power of Attorney of INVERBAN INVESTMENTS S.L. (Unipersonal) dated June 22nd, 2020.*

*	Previously filed as an exhibit to the Amendment No. 4 of Schedule 13D of Ternium S.A. dated June 25th, 2020 and incorporated by reference in this Amendment No. 7.

Schedule I

ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN

MANAGEMENT

Manager	Residence or business address	Present principal occupation	Citizenship
Zenco Management BV	“De Rotterdam” 41st floor, Wilhelminakade 173 – 3072 AP Rotterdam, The Netherlands	Management Company	Dutch

VOTING COMMITTEE

Members	Residence or business address	Present principal occupation	Citizenship
Paolo Rocca (Chairman)	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	Chairman & CEO of Tenaris S.A.	Italian
Gianfelice Rocca	Via Monte Rosa 93, 20149 Milan, Italy	Chairman of the Board of San Faustin S.A.	Italian
Roberto Bonatti	Viale Piave 4, 20129 Milan, Italy	Director of San Faustin S.A.	Italian
Enrico Bonatti	8th Floor, Farringdon Street, London, EC4A 4AB, United Kingdom	Director of Tenaris Global Services (UK) Ltd.	Swiss
Giovanni Sardagna	Gravules-ch 10, 7522 La Punt chamues-ch, Switzerland	Director of Investors’ relations of Tenaris S.A.	Italian
Andres Piñeyro	Calle Recoletos 23, 3rd floor, 28001 Madrid, Spain	President of Meridium S.A.	Argentine
Lodovico Rocca	Via Monte Rosa 93, 20149 Milan, Italy	President of Techint E&C, Uruguay	Italian

SAN FAUSTIN S.A.

BOARD OF DIRECTORS

Name	Residence or business address	Present principal occupation	Citizenship
Gianfelice Rocca	Via Monte Rosa 93, 20149 Milan, Italy	Chairman of the Board of San Faustin S.A.	Italian
Paolo Rocca	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	Chairman & CEO of Tenaris S.A.	Italian
Roberto Bonatti	Viale Piave 4, 20129 Milan, Italy	Director of San Faustin S.A.	Italian
Guido Bonatti	Via Donizetti 57, Milan, Italy	Financial Advisor	Italian
Marco Drago	13, via Cattaneo, Novara, Italy	Chairman, De Agostini SpA	Italian
Giorgio Alliata di Montereale	Carlos M. Della Paolera 299, 18th floor, Buenos Aires, Argentina	Economist	Italian
Bob Kneip	33, rue des Puits de Romain L-8070, Bertrange, Luxembourg	Vice-Chairman of Kneip Communication Luxembourg	Luxembourger
Andres Piñeyro	Calle Recoletos 23, 3rd floor, 28001 Madrid, Spain	President of Meridium S.A.	Argentine
Lodovico Rocca	Via Monte Rosa 93, 20149 Milan, Italy	President of Techint E&C, Uruguay	Italian
Giovanni Sardagna	Gravules-ch 10, 7522 La Punt chamues-ch, Switzerland	Director of Investors’ relations of Tenaris S.A.	Italian
Paolo Bassetti	Strada Gheorghe Manu 7, Bucarest, Romania	Director of BEPA Investitii Consultor SRL, Bucarest, Romania	Italian

OFFICERS

Name	Residence or business address	Present principal occupation	Citizenship
Chairman of the Board Gianfelice Rocca	Via Monte Rosa 93, 20149 Milan, Italy	Chairman of the Board of San Faustin S.A.	Italian
President Paolo Rocca	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	Chairman & CEO of Tenaris S.A.	Italian
Vice-president Giovanni Sardagna	Gravules-ch 10, 7522 La Punt chamues-ch, Switzerland	Director of Investors’ relations of Tenaris S.A.	Italian
Secretary of the Board of Directors Fernando Jorge Mantilla	Carlos M. Della Paolera 299, 16th floor, Buenos Aires, Argentina	Attorney at law	Argentine
Assistant Secretary of the Board of Directors Diego Fortunato	26, Boulevard Royal, Ground Floor, L-2449 Luxembourg	General Manager San Faustin S.A.	Italian
Chief Financial Officer Mario O. Lalla	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	President of Sociedad Anónima de Mandatos y Administración S.A.	Argentine

TECHINT HOLDINGS S.à r.l.

BOARD OF DIRECTORS

Name	Residence or business address	Present principal occupation	Citizenship
Gianfelice M. Rocca (Chairman)	Via Monterosa 93, 20149 Milan, Italy	Chairman of San Faustin S.A.	Italian
Mario O. Lalla	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	President of Sociedad Anónima de Mandatos y Administración S.A.	Argentine
Alain Renard	74, Grand-Rue, L-1660 Luxembourg, Grand Duchy of Luxembourg	Member of the Executive Committee of Atalux	French
Michele Zerbi	74, Grand-Rue, L-1660 Luxembourg, Grand Duchy of Luxembourg	General Manager of MVC (Metallurgical V.C.) S.A.	Italian

TENARIS S.A.

BOARD OF DIRECTORS

Name	Residence or business address	Present principal occupation	Citizenship
Paolo Rocca	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	Chairman & CEO of Tenaris S.A.	Italian
Germán Curá	2200 West Loop South, Suite 800, Houston, Texas, 77027, USA	Director and Vice Chairman of the Board of Tenaris S.A.	US
Guillermo F. Vogel Hinojosa	Campos Eliseos 400 Piso 17, Col. Chapultepec Polanco, Mexico	Director and Vice Chairman of the Board of Tenaris S.A.	Mexican
Roberto Bonatti	Viale Piave 4, 20129 Milan, Italy	Director of San Faustin S.A.	Italian
Carlos A. Condorelli	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	Director of Tenaris S.A. and Ternium S.A	Argentine
Roberto Monti	Sugarberry Circle 263, Houston, Texas, U.S.A.	Director of YPF S.A.	Argentine
Gianfelice Rocca	Via Monte Rosa 93, 20149 Milan, Italy	Chairman of the Board of San Faustin S.A.	Italian
Jaime Serra Puche	600 Paseo de La Reforma, 1 floor, Plaza de la Reforma Santa Fe Bldg, Mexico	Chairman of SAI Derecho & Economia	Mexican
Mónica Tiuba	26, Boulevard Royal, 4th Floor, L-2449 Luxembourg	Director of Tenaris S.A. and Chairperson of Tenaris Audit Committee	Brazilian and Luxembourger
Yves Speeckaert	57 rue de l’Alzette, L-4011 Esch-sur-Alzette, Luxembourg	Director of Tenaris S.A.	Belgian
Simon Ayat	26, Boulevard Royal, 4th Floor, L-2449 Luxembourg	Director of Tenaris S.A.	French and Lebanese

OFFICERS

Name	Residence or business address	Present principal occupation	Citizenship
Chief Executive Officer Paolo Rocca	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	Chairman & CEO of Tenaris S.A.	Italian
Chief Financial Officer Alicia Móndolo	Av. Leandro N. Alem 1067, 25th floor, Buenos Aires, Argentina	Chief Financial Officer, Tenaris SA	Argentine
Secretary of the Board of Directors Cecilia Bilesio	Campos Eliseos 400 17th, Col. Chapultepec Polanco, Mexico	Secretary of the Board of Directors of Tenaris S.A.	Argentine

TENARIS INVESTMENTS S.à r.l.

BOARD OF MANAGERS

Name	Residence or business address	Present principal occupation	Citizenship
Alicia Móndolo	Av. Leandro N. Alem 1067, 25th floor, Buenos Aires, Argentina	Chief Financial Officer, Tenaris SA	Argentine
Stefano Bassi	26, Boulevard Royal, 4th Floor, L-2449 Luxembourg	Manager of Tenaris Investments S. à r.l.	Italian
Yves Speeckaert	57 rue de l’Alzette, L-4011 Esch-sur-Alzette, Luxembourg	Independent Director	Belgian

TECHINT FINANCIAL SERVICES S.L. (Unipersonal)

BOARD OF DIRECTORS

Name	Residence or business address	Present principal occupation	Citizenship
Mario Osvaldo Lalla	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	President of Sociedad Anónima de Mandatos y Administración S.A.	Argentine
Andrés Piñeyro	Calle Recoletos 23, 3rd floor, 28001 Madrid, Spain	President of Meridium S.A.	Argentine
Andrés Jesús David Echegaray	Calle Recoletos 23, 3rd floor, 28001 Madrid, Spain	Director of Techint Financial Services S.L. (Unipersonal)	Argentine
Gonzalo de Benito	Paseo de la Castellana 12, Madrid, Spain	Attorney-at-law	Spanish

OFFICERS

Name	Residence or business address	Present principal occupation	Citizenship
President Mario O. Lalla	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	President of Sociedad Anónima de Mandatos y Administración S.A.	Argentine
Secretary Gonzalo de Benito	Paseo de la Castellana 12, Madrid, Spain	Attorney-at-law	Spanish

INVERBAN INVESTMENTS S.L. (Unipersonal)

BOARD OF DIRECTORS

Name	Residence or business address	Present principal occupation	Citizenship
Enrico Bonatti	8th Floor, Farringdon Street, London, EC4A 4AB, United Kingdom	Director of Tenaris Global Services (UK) Ltd.	Swiss
Michele Zerbi	74, Grand-Rue, L-1660 Luxembourg, Grand Duchy of Luxembourg	General Manager of MVC (Metallurgical V.C.) S.A.	Italian
Gonzalo de Benito	Paseo de la Castellana 12, Madrid, Spain	Attorney-at-law	Spanish
Carlos Macellari	20 Sandoval, 4a, Madrid 28010, Spain	Consultant	Argentine

OFFICERS

Name	Residence or business address	Present principal occupation	Citizenship
President Michele Zerbi	74, Grand-Rue, L-1660 Luxembourg, Grand Duchy of Luxembourg	General Manager of MVC (Metallurgical V.C.) S.A.	Italian
Secretary Gonzalo de Benito	Paseo de la Castellana 12, Madrid, Spain	Attorney-at-law	Spanish

URUGUAYAN BRANCH: LEGAL REPRESENTATIVES

Name	Residence or business address	Present principal occupation	Citizenship
Maria Elena Cáccamo	Luis A. de Herrera 1248, Tower III, Office 157, WTC, Montevideo (11300) Uruguay	Legal representative of Inverban Investments SL – Sucursal Uruguay	Argentine
Matías José Ripoll Munho	Luis A. de Herrera 1248, Tower III, Office 157, WTC, Montevideo (11300) Uruguay	Legal representative of Inverban Investments SL – Sucursal Uruguay	Uruguayan

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando J. Mantilla, attorney duly authorized by ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Amendment No. 7 to Schedule 13D on his own behalf and on behalf of SAN FAUSTIN S.A., TECHINT HOLDINGS S.À R.L., TENARIS S.A., TENARIS INVESTMENTS S.À R.L., TECHINT FINANCIAL SERVICES S.L. (Unipersonal) and INVERBAN INVESTMENTS S.L. (Unipersonal).

December 15th, 2021

/s/ Fernando J. Mantilla
Attorney-in-fact

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando J. Mantilla, attorney duly authorized by SAN FAUSTIN S.A. to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d - 1(k)(1), the undersigned joins in the filing of this Amendment No. 7 to Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN, TECHINT HOLDINGS S.À R.L., TENARIS S.A., TENARIS INVESTMENTS S.À R.L., TECHINT FINANCIAL SERVICES S.L. (Unipersonal) and INVERBAN INVESTMENTS S.L. (Unipersonal).

December 15th, 2021

/s/ Fernando J. Mantilla
Attorney-in-fact

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando J. Mantilla, attorney duly authorized by TECHINT HOLDINGS S.À R.L. to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Amendment No. 7 to Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN, SAN FAUSTIN S.A., TENARIS S.A., TENARIS INVESTMENTS S.À R.L., TECHINT FINANCIAL SERVICES S.L. (Unipersonal) and INVERBAN INVESTMENTS S.L. (Unipersonal).

December 15th, 2021

/s/ Fernando J. Mantilla
Attorney-in-fact

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando J. Mantilla, attorney duly authorized by TENARIS S.A. to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d -1(k)(1), the undersigned joins in the filing of this Amendment No. 7 to Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN, SAN FAUSTIN S.A., TECHINT HOLDINGS S.À R.L., TENARIS INVESTMENTS S.À R.L., TECHINT FINANCIAL SERVICES S.L. (Unipersonal) and INVERBAN INVESTMENTS S.L. (Unipersonal).

December 15th, 2021

/s/ Fernando J. Mantilla
Attorney-in-fact

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando J. Mantilla, attorney duly authorized by TENARIS INVESTMENTS S.À R.L. to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d -1(k)(1), the undersigned joins in the filing of this Amendment No. 7 to Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN, SAN FAUSTIN S.A., TECHINT HOLDINGS S.À R.L., TENARIS S.A., TECHINT FINANCIAL SERVICES S.L. (Unipersonal) and INVERBAN INVESTMENTS S.L. (Unipersonal).

December 15th, 2021

/s/ Fernando J. Mantilla
Attorney-in-fact

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando J. Mantilla, attorney duly authorized by TECHINT FINANCIAL SERVICES S.L. (Unipersonal) to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d -1(k)(1), the undersigned joins in the filing of this Amendment No. 7 to Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN, SAN FAUSTIN S.A., TECHINT HOLDINGS S.À R.L., TENARIS S.A., TENARIS INVESTMENTS S.À R.L. and INVERBAN INVESTMENTS S.L. (Unipersonal).

December 15th, 2021

/s/ Fernando J. Mantilla
Attorney-in-fact

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando J. Mantilla, attorney duly authorized by INVERBAN INVESTMENTS S.L. (Unipersonal) to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d -1(k)(1), the undersigned joins in the filing of this Amendment No. 7 to Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN, SAN FAUSTIN S.A., TECHINT HOLDINGS S.À R.L., TENARIS S.A., TENARIS INVESTMENTS S.À R.L. and TECHINT FINANCIAL SERVICES S.L. (Unipersonal).

December 15th, 2021

/s/ Fernando J. Mantilla
Attorney-in-fact